RECEIVED
2004 JUN 17 A 10:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE



Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

June 11, 2004



04030751

By International Courier
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W. (Mail Stop 3-2)
Washington, D.C. 20549

SUPPL

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

PROCESSED
JUN 17 2004
THOMSON FINANCIAL

Dear Ladies and Gentlemen:

Enclosed please find the following document of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Notice of General Meeting of Shareholders (Summary Translation dated June 10, 2004)

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Yung Tan of Perkins Coie LLP at (206)359-6244.

Very truly yours,

NINTENDO CO., LTD.

Kenichi Sugimoto
Enclosure

dw 6/17

(Summary translation)
File No. 82-2544

June 10, 2004

Dear Shareholders:

Notice of the 64th Annual General Meeting of Shareholders

This is to inform you that the Company's 64th Annual General Meeting of Shareholders will be held as described below. You are cordially invited to attend the meeting.

If it is inconvenient for you to attend the meeting, you can mail the voting instruction card, duly signed by you after marking "for" or "against" each proposal. We ask you to vote after examining the reference materials contained herein.

※※※※※※※※※※※※※※※※※※※※※※※※

1. Time and Date: 10:00 a.m. on Tuesday, June 29, 2004, Japan time
2. Place: 7th Floor Conference Room at the head office of the Company, 11-1 Kamitoba hokotate-cho, Minami-ku, Kyoto 601-8501, Japan
3. Purposes of the Meeting:

- Matters to be Reported:

 The business report, balance sheet and statement of income with respect to the 64th fiscal period from April 1, 2003 to March 31, 2004

-Matters to be Acted Upon:

Proposal No.1: To approve the proposed appropriation of profits with respect to the 64th fiscal period

Proposal No.2: To amend partly the articles of incorporation
An outline is given in the following reference documents for voters (p.18)

Proposal No.3: To elect twelve directors

Proposal No.4: To elect two corporate auditors

Proposal No.5: To grant a retirement allowance to retiring Director and Corporate Auditor for their meritorious service.

Sincerely yours,

Satoru Iwata
President
Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho, Minami-ku,
Kyoto 601-8501, Japan

Shareholders attending the meeting are requested to hand in the enclosed voting instruction card to the reception desk at the meeting.

(Summary translation)
File No. 82-2544

Appendix to the Notice of the 64th Annual General Meeting of Shareholders

Business Report for the 64th Fiscal Period
(Fiscal year from April 1, 2003 to March 31, 2004)

1. Outline of Business

1. BUSINESS PROGRESS & RESULTS

During the fiscal year ended March 31, 2004, the Japanese economy began to show indications of an upturn. Steady exports to the United States and China contributed to the improvement in corporate revenue and increase in capital investments. As for consumer spending, despite an overall lack of momentum, there was strong demand for digital home electric appliances. Relating to overseas economies, in the wake of the conflict in Iraq, the U.S. economy continued to expand steadily due to major tax cuts, low interest rates, and steady consumer spending resulting in part from the recovery of stock prices. In Europe, the appreciated Euro and record high temperatures throughout the continent last summer caused a temporary economic downward trend. Although, since the beginning of 2004, the economy gradually started to turnaround as production began to pick up in response to worldwide economic recovery.
In the video game industry, while hardware pricing competitions continue to take place globally, software unit sales in the domestic market continued to show a tendancy to decline. Furthermore, the U.S. market, which maintained a high growth rate throughout the past, began to show signs of a slowdown, leaving the business environment in a crucial situation.
Under such circumstances, Nintendo has focused on expanding sales of its home entertainment console NINTENDO GAMECUBE, while introducing new gaming ideas under the theme "connectivity and integration" with its handheld system GAME BOY ADVANCE, as well as developing fascinating software that can be enjoyed by anyone around the world regardless of age, sex, or cultural background.
As a result, net sales for the fiscal year ended March 31, 2004 were 360.9 billion yen, including export sales of 229.4 billion yen, which accounted for 63.6% of total sales. Income before income taxes and extraordinary items was 31.6 billion yen resulting from revaluation of foreign currency assets inflicting 69.7 billion yen in foreign exchange loss. Net income was 16.0 billion yen.
With respect to sales by business category, for GAME BOY ADVANCE related products in the electronic entertainment products division, the GAME BOY ADVANCE software titles "Super Mario Advance 4" and "Donkey Kong Country" were appreciated by a wide range of users and sold more than a million copies each this period. "Pokémon Ruby/Sapphire" which were released in Europe last July following their release in the United States and Japan, sold more than 6 million copies worldwide during the previous period and has surpassed the 6 million mark in worldwide unit sales this period as well. In Japan, "Pokémon Fire Red/Leaf Green", which provide a whole new gaming experience through wireless communication only available on handheld consoles, and the "FAMICOM MINI" series, which enables users to enjoy FAMICOM software on the GAME BOY ADVANCE, selling more than a million copies soon after launch, both became sensations. As a result, hardware sold excellently worldwide, particularly GAME BOY ADVANCE SP, which was released last spring.
As for NINTENDO GAMECUBE related products, despite facing a crucial situation in the first half of the period, steady sales were reported as a result of the markdown initiated on hardware worldwide since last September and the launch of various titles during the Christmas shopping season where demand is expected to be at its highest, including latest

titles from popular franchises such as "Mario Kart: Double Dash!!" and "Mario Party 5", "Pokémon Colosseum", which offers players to experience vigorous battles with Pokémon they have nurtured in exclusive GAME BOY ADVANCE "Pokémon" titles, and "Donkey Konga", a family oriented rhythm action game that is played with "Taru-Konga" (an instrument style game controller).
In total, net sales in the electronic entertainment products division were 359.3 billion yen, while sales in the other products division (playing cards, karuta, etc.) were 1.6 billion yen.

(2) Financing and Capital Spending

There were no significant financing transactions or capital expenditures during the fiscal year ended March 31, 2004. Total capital spending was 1.6 billion yen; primary investment was for R&D facilities.

(3) Future Prospects

In the future video game industry, it is likely that software development dependant on advancements in audio-visual technology will no longer be a key element in creating new and exciting video game software that mesmerizes people around the world.
Under such circumstances, Nintendo will continue to focus on developing software that can be enjoyed by a broad audience. In addition, aiming for a launch by the end of the year, development is underway for a new handheld device equiped with two LCD screens, two CPUs, multi-protocol wireless communication, touch screen, and voice recognition. "NINTENDO DS" (tentative) holds a completely different conception which will provide an unprecidented interactive entertainment experience that cannot be matched by existing systems. Furthermore, "club.nintendo", an online membership site introduced in Japan last October, with many users already signed up, will be actively utilized alongside elaborate sales promotion activities to develop our business operations.
Your continued support and cooperation is appreciated.

(4) Progress of Business Results & Assets

Category	Year ended March 31,			
	2001	2002	2003	2004
Net sales (in millions of yen)	351,066	447,101	482,162	360,961
Recurring profit (in millions of yen)	164,533	144,788	97,969	31,694
Net income (in millions of yen)	86,777	80,323	61,157	16,020
Net income per share (in yen)	612.54	567.00	438.25	118.52
Total assets (in millions of yen)	947,921	1,026,478	967,349	892,960
Net assets (in millions of yen)	785,536	849,919	806,724	802,830
Net assets per share (in yen)	5,544.87	5,999.69	6,004.07	6,004.14
Ratio of net worth to total assets	82.9%	82.8%	83.4%	89.9%

Notes: 1. For the fiscal year ended 2001, the computations of net income per share were based on the weighted average number of shares outstanding during the fiscal year. For the fiscal year ended 2002, the computations of net income per share were based on the weighted average number of shares outstanding, excluding treasury stocks, during the fiscal year. As of fiscal year ended 2003, the computations of net income per share are based on Corporate Accounting Standards with respect to the financial reporting for net income per share.

2. For the fiscal year ended 2001, the computations of net assets per share were based on the number of shares outstanding at the end of the fiscal year. For the fiscal year ended 2002, the computations of net assets per share were based on the number of shares outstanding, excluding treasury stocks, at the end of the fiscal year. As of fiscal year ended 2003, the computations of net assets per share are based on Corporate Accounting Standards with respect to the financial reporting for net income per share.

2. Company Overview (as of March 31, 2004)

(1) Principal Business

Nintendo manufactures and distributes electronic entertainment products and other products as a major business. Principle products classified by division are as follows.

- Electronic entertainment products division
  GAME BOY, NINTENDO GAMECUBE
- Other products division
  Playing Cards, Karuta, etc.

(2) Principal Offices and Plants

- Offices:
  Corporate head office (Kyoto), Tokyo Branch Office (Tokyo), Osaka Branch Office (Osaka), Nagoya Sales Office (Nagoya), Okayama Sales Office (Okayama), Sapporo Sales Office (Sapporo)
- Plants:
  Uji Plant (Kyoto), Uji Ogura Plant (Kyoto), Uji Okubo Plant (Kyoto)

(3) Common Stock Information

① Number of shares authorized 400,000,000
② Number of shares outstanding 141,669,000
③ Number of shareholders 22,557
④ Major shareholders

Name	Share ownership (in hundreds)	Voting Ratio (%)	Our investment in major shareholder (in thousands)	Voting Ratio (%)
Hiroshi Yamauchi	141,700	10.61	-	-
Japan Trustee Services Bank, Ltd. (Trust account)	98,053	7.34	-	-
The Chase Manhattan Bank NA London	89,491	6.70	-	-
Bank of Kyoto	66,769	5.00	4,542	1.38
The Master Trust Bank of Japan, Ltd. (Trust account)	58,397	4.37	-	-
Bank of Tokyo-Mitsubishi	57,574	4.31	-	-
The Master Trust Bank of Japan, Ltd. (Retirement benefit trust (UFJ Bank account))	47,647	3.57	-	-

Notes: 1. The Company holds 7,984,500 treasury stocks but is excluded from the above "Major shareholders".
2. The Company holds 887.69 stocks (0.01%) of Mitsubishi Tokyo Financial Group common stock; a complete parent company of Bank of Tokyo Mitsubishi.
3. UFJ Bank which is the trustor of The Master Trust Bank of Japan, Ltd. has reserved appointing rights concerning voting rights. In addition, the Company holds 2,529.33 stocks (0.05%) of UFJ Holdings common stock; a complete parent company of UFJ Bank.

(4) Acquisition, disposal and holding of treasury shares

① Acquired shares

Ordinary shares	650,495 shares
Total amount for acquisition	5,381 million yen

② Disposed shares

Ordinary shares	388 shares
Total amount for disposition	3 million yen

③ Lapsed shares

Not applicable

④ Holdings at the close of the fiscal year

Ordinary shares	7,984,555 shares

(5) Employees

Number of employees (Increase over the previous year)	Average Age	Average term of employment
1,223 (29)	36.3	12.8

Note: "Number of Employees" do not include 32 employees that are temporarily transferred to subsidiaries/affiliates and 53 contract employees.

(6) Business Affiliation

① Principal subsidiaries

Company name	Capital stock	Voting ratio	Principal business
Nintendo of America Inc.	110,000 (thousands of US$)	100%	Distribution of electronic entertainment products, etc.
Nintendo of Europe GmbH	30,000 (thousands of €)	100%	Distribution of electronic entertainment products
Nintendo France S.A.R.L.	78,000 (thousands of €)	100%	Distribution of electronic entertainment products

② Scope of consolidation and equity method application

During the fiscal year ended March 2004, no subsidiaries were newly added nor were excluded from consolidation. Accordingly, 19 subsidiaries are included within the scope of consolidation.

Furthermore, during the fiscal year ended March 2004, 1 affiliate was newly added and 1 was excluded from the scope of equity method applied affiliates. Accordingly, 8 subsidiaries/affiliates are included within the scope of equity method applies affiliates.

Results of consolidation for the fiscal year ended 2004 and the previous three years were as follows:

Category	Year ended March 31,			
	2001	2002	2003	2004
Consolidated net sales (in millions of yen)	462,502	554,886	504,135	514,805
Consolidated net income (in millions of yen)	96,603	106,444	67,267	33,194

③ Main technical tie-ups

The Company has tie ups with Matsushita Electric Industrial Co., Ltd., International Business Machines Corporation, and ATI Technologies Inc. for NINTENDO GAMECUBE.

(Summary translation)
File No. 82-2544

(7) BOARD OF DIRECTORS & AUDITORS

Position	Name	Major responsibility
Chairman (Representative Director)	Atsushi Asada	
President (Representative Director)	Satoru Iwata	
Senior Managing Director (Representative Director)	Yoshihiro Mori	General Manager of Corporate Analysis & Administration Division
	Shinji Hatano	General Manager of Marketing Division
	Genyo Takeda	General Manager of Integrated Research & Development Division
	Shigeru Miyamoto	General Manager of Entertainment Analysis &Development Division
Managing Director	Masaharu Matsumoto	General Manager of Finance & Information Systems Division
	Nobuo Nagai	General Manager of Research & Engineering Division
	Eiichi Suzuki	General Manager of General Affairs Division
Director	Akira Iijima	Superintendent of Marketing Division
	Kazuo Kawahara	General Manager of Tokyo Banch Office
	Tatsumi Kimishima	President of Nintendo of America Inc.
Director, Executive Adviser	Hiroshi Yamauchi	
Corporate Auditor	Takayasu Kojima	
	Ichiro Nakaji	Certified Public Accountant
	Yoshiro Kitano	Certified Tax Accountant
	Katsuo Yamada	Lawyer & Patent Attorney
	Naoki Mizutani	

Notes: 1. Yoshiro Kitano, Katsuo Yamada, and Naoki Mizutani are outside corporate auditors as provided in Paragraph 1 of Article 18 of "The Law Concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations".

2. At the 63rd Annual General Shareholders' Meeting held on June 27th, 2003, Ichiro Nakaji, Katsuo Yamada, and Naoki Mizutani were elected as Corporate Auditor and took the position. As of the closing of the 63rd Annual General Shareholder's Meeting held on June 27th, 2003, Akio Tsuji retired from the office of Director and Minoru Inaba and Kimiyoshi Fukui retired from the office of Corporate Auditor.

The following changes in Director responsibilities were made as of February 16, 2004:

New resposibility	Name	Previous responsibility
General Manager of Marketing Division	Shinji Hatano	General Manager of Licensing Division
Superintendent of Marketing Division	Akira Iijima	General Manager of Marketing Division

The following change in responsibility was made as of March 1, 2004:

New resposibility	Name	Previous responsibility
General Manager of Research & Engineering Division	Nobuo Nagai	General Manager of Manufacturing Division

(Summary translation)
File No. 82-2544

NON-CONSOLIDATED BALANCE SHEET (As of March 31, 2004)

Yen in millions

Description	Amount	Description	Amount
Assets		Liabilities	
Current assets:	748,664	Current liabilities:	86,345
Cash & cash equivalents	662,944	Notes payable	4,868
Notes receivable	562	Trade accounts payable	51,644
Trade accounts receivable	33,631	Other accounts payable	8,934
Finished products	10,456	Accrued income taxes	4,123
Raw materials	2,560	Advances received	542
Work in progress	135	Reserve for bonuses	1,712
Supplies	88	Other current liabilities	14,520
Deferred income taxes	16,965		
Other current assets	21,374	Non-current liabilities	3,784
Allowance for doubtful accounts	- 56		
		Non-current accounts payable	602
Fixed assets:	144,295	Reserve for employee retirement and severance benefits	1,472
(Property, plant & equipment)	(40,925)	Reserve for directors retirement and severance benefits	1,709
Buildings	14,294		
Structures	413		
Machinery & equipment	78	Total liabilities	90,129
Automobiles	31		
Furniture & fixtures	857		
Land	25,249	Shareholders' equity	
(Intangible assets)	(170)	Capital stock	10,065
Software	164	Additional paid-in capital	11,584
Other intangible assets	6	Capital reserve	11,584
		Retained earnings	861,429
(Investments & other assets)	(103,199)	Legal reserve	2,516
Investments in securities	51,600	Optional reserve	660,049
Equity in affiliates	29,369	Special reserve	49
Investments in affiliates	10,419	General reserve	660,000
Non-current receivable	3,374	Unappropriated	198,864
Deferred income taxes	10,989	Unrealized gains on other securities	6,650
Other assets	780	Treasury stock, at cost	- 86,898
Allowance for doubtful accounts	- 3,334		
		Total shareholders' equity	802,830
Total	892,960	Total	892,960

(Summary translation)
File No. 82-2544

NON-CONSOLIDATED STATEMENT OF INCOME (Year ended March 31, 2004)

Yen in millions

Description	Amount	
Net sales		360,961
Cost of sales		227,826
Gross margin		133,134
Selling, general & administrative expenses		40,601
Operating income		92,533
Other income		
Interest income	8,098	
Dividend income	514	
Other	1,065	9,678
Other expenses		
Sales discount	410	
Foreign exchange loss	69,718	
Other	388	70,517
Recurring profit		31,694
Extraordinary income		
Reversal of allowance for doubtful accounts	2,045	
Reversal of unrealized loss on investments in securities	63	
Gains on sales of fixed assets	2	2,110
Extraordinary losses		
Loss on disposal of fixed assets	65	
Unrealized loss on investments in securities	573	
Unrealized loss on investments in affiliates	5,196	5,835
Income before income taxes		27,968
Provision for income taxes and enterprise tax	6,095	
Income taxes deferred	5,853	11,948
Net income		16,020
Gains carried over from previous period		192,202
Loss on disposal of treasury stock		0
Interim dividend		9,358
Unappropriated retained earnings		198,864

Summary of Significant Accounting Policies

1. Valuation method of securities:

(1) Held-to-maturity bonds	Amortized cost method (by straight-line method)
(2) Investments in subsidiaries and affiliates	Cost, determined by the moving average method
(3) Other securities	
Marketable other securities	Market price method, based on the market value at balance sheet date (Losses are charged to income, and unrealized gains, net of tax are charged to shareholders' equity.)
Non-marketable other securities	Cost, determined by the moving average method

2. Derivatives	Market price method
3. Valuation method of inventories	Lower of cost, determined by the moving average method, or market

4. Method of depreciation of fixed assets:

(1)Tangible assets	Declining balance method (Some equipment are depreciated over economic useful lives.) Buildings (exclusive of structures) acquired on or after April 1,1998 are depreciated using the straight-line method. Estimated useful lives of the principal assets are as follows: Buildings and structures: 3 to 60 years
(2) Intangible assets	Straight-line method As for software for the in-house use, straight-line method based on usable period (mainly five years) is applied.

5. Translation basis of assets and/or liabilities denominated in foreign currencies

Receivables and/or payables denominated in foreign currencies are translated into Japanese yen by the spot exchange rates at the end of the fiscal year. Exchange gains or losses are charged to income.

6. Provisions of allowances

(1) Allowance for doubtful accounts

The allowance for general accounts receivables is calculated with actual percentage of credit losses to provide against losses on bad debts, as well as calculating the allowance for each doubtful account with an estimated amount of probable bad debts.

(2) Reserve for bonuses

The Company is calculating the reserve for bonuses with estimated prorated amounts to be paid.

(3) Reserve for employee retirement and severance benefits

The reserve for employee retirement and severance benefits is calculated with actuarially calculated amounts at the end of the accounting period, on the basis of the cost of retirement benefits and plan assets at the end of the fiscal year.
Prior service cost and actuarial calculation difference is processed collectively in the accrued year.

(4) Reserve for directors retirement and severance benefits

The reserve for directors retirement and severance benefits is calculated with estimated amounts to be paid at the year-end, based on the Company's internal rules.

7. Consumption tax

Consumption tax is excluded from all items in the Statement of Income

8. Impairment on Fixed assets

The Company adopted the Financial Accounting Standard on Impairment on Fixed Assets ("Views on Establishment of Accounting Standards for Impairment on Fixed Assets," issued by the Business Accounting Council on August 9, 2002) and its application guidelines No.6 issued on October 31, 2003. As these Accounting Standards may be applied to financial statements from the accounting year ending March 31, 2004, we are applying the standards and the guidelines from the year under review. Upon adopting these accounting standards, impairment losses are included in "Other" of Other expenses, and the effect on Recurring profit and Income before income taxes is minor.

Notes to Balance sheet:

1. Receivables and payables to subsidiaries

Short-term receivables from subsidiaries	32,189 million yen
Long-term receivables from subsidiaries	3,291 million yen
Short-term payables to subsidiaries	1,249 million yen

2. Accumulated depreciation of tangible fixed assets — 23,540 million yen

3. Guarantee obligation — 462 million yen

4. Total amount of assets stipulated in Commercial Code, Enforcement Rule Article 124, Provision 3. — 6,502 million yen

Notes to Income statement

1. Transactions with subsidiaries

Sales	226,387 million yen
Purchases	6,127 million yen
Turnover with subisidiaries other than sales and purchases	1,001 million yen

2. Net income per share for the period (from April 1, 2003 to March 31, 2004) — 118.52 yen

PROPOSAL OF APPROPRIATIONS

	Yen
Unappropriated retained earnings	198,864,024,613
Reversal of special reserve	2,396,409
Total	198,866,421,022
Allocation proposed as follows:	
Cash dividends	9,357,911,150 (70.00 yen per share)
Directors' bonuses	170,000,000
General reserve	100,000,000,000
Retained earnings carry forward	89,338,509,872

Note: The Company paid 9,358,075,510 yen (70 yen per share) as interim dividend on December 10, 2003.

(Summary translation)
File No. 82-2544

Copy of Report of Accounting Auditors
Audit Report of Independent Auditors

May 20, 2004

To: Board of Directors
Nintendo Co., Ltd.

ChuoAoyama Audit Corporation
Hajime Kuwaki, C.P.A. (Seal)
Representative and Engagement Partner

Shingo Yamamoto, C.P.A. (Seal)
Engagement Partner

We have examined fiscal statements, namely, the balance sheet, the statement of income, the business report (limited to the part concerning accounting), the proposed allocation of profits as well as the supplemental schedules (limited to the part concerning accounting) thereof of Nintendo Co., Ltd. (the Company) for the 64th fiscal period form April 1, 2003 to March 31, 2004 in accordance with the provisions of Paragraph 1 of Article 2 of "The Law concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations." The parts concerning accounting, which we have examined, of the business report and supplemental schedules are such matters provided therein as were prepared from the records of accounting books. The management of Nintendo Co., Ltd. is responsible for preparing these fiscal statements and supplements and we are responsible for expressing opinions regarding the fiscal statements and the supplements from an independent point of view.

We have followed the auditing standards generally recognized as fair and appropriate in this country and applied such auditing procedures as are normally required. The auditing standards demand a reasonable guarantee that the fiscal statements and supplements have no serious false statement. The audit is performed on the basis of inspections and includes examinations of what is stated as a whole in the fiscal statements and supplements including assessment of the accounting policies and the application methods thereof adopted by the management together with the estimate of business the management makes. We came to judge that we have obtained reasonable grounds for expressing opinions as the result of audit. Moreover, the auditing procedures that we have followed include procedures that we deemed necessary for auditing subsidianes.

We hereby render our opinion as follows:

(1) The balance sheet and the statement of income fairly present the position of assets and profit and loss of the Company pursuant to laws and ordinances and the Articles of Incorporation.

(2) The contents of the business report (limited to the part concerning accounting) fairly present the position of the Company pursuant to the laws and ordinances and the Articles of Incorporation.

(3) The proposed allocation of profit is in conformity with the laws and ordinances and the Articles of Incorporation.

(4) The supplemental schedules (limited to the part concerning accounting) contain nothing to be commented on pursuant to the Commercial Code.

Neither this firm nor any of its partners has any relationship with the Company which should be disclosed pursuant to the Certified Public Accountants Law.

(Summary translation)
File No. 82-2544

Copy of Report of Corporate Auditors
Audit Report

The Board of Corporate Auditors, having received a report from each Corporate Auditor on the method and results of his audit on the performance of duties of Directors during the 64th fiscal period from April 1, 2003 to March 31, 2004 and, as a result of discussion, does hereby report the results of audit as follows:

1. Method of Audit

Each Corporate Auditor has attended the meetings of the Board of Directors and other important meetings of the Company, received reports on the operations of the Company from Directors, perused important documents including those subject to executive approval, conducted examination of conditions of business and assets at the head office and other major business offices, regularly requested reports on the operations of the subsidiaries, and conducted examination of conditions of business and assets of major subsidiaries.
Each Corporate Auditor has also received from accounting auditors reports concerning accounting audit and their opinions and conducted examinations of accounting documents and supplemented schedules thereof.
With respect to the Directors' engaging in competing transactions, transactions involving conflict of interest between the Company and a Director, providing by the Company of a benefit without compensation, unusual transactions between the Company and its subsidiary or shareholder and acquisition and disposition by the Company of its own shares, each Corporate Auditor has, in addition to the audit procedures described above, requested reports from directors and other parties and conducted investigation and examination as deemed necessary.

2. Results of Audit

The Board of Corporate Auditors hereby render our opinion as follows:

(1) The method of audit employed by ChuoAoyama Audit Corporation and the result thereof are proper and fair.
(2) The contents of the business report present fairly the position of the Company pursuant to the laws and regulations and the Articles of Incorporation.
(3) The proposed allocation of profits contains nothing particular to be commented on in the light of the condition of assets of the Company and other circumstances.
(4) The supplemental schedules present fairly the matters to be described therein and contain nothing to be commented on.
(5) With respect to the Directors' execution of their duties including in subsidiaries, no unfair conduct, nor any material breach of the laws and regulations or the Articles of Incorporation has been found. Moreover, with regard to the Directors' engaging in competing transactions, transactions involving conflict of interest between the Company and a Director, providing by the Company of a benefit without compensation, unusual transactions between the Company and its subsidiary or shareholder and acquisition and disposition by the Company of its own shares, no violation of duties by any Directors has been found.

May 26, 2004

Board of Corporate Auditors

Takayasu Kojima (Seal)
Senior Corporate Auditor

Yoshiro Kitano (Seal)
Corporate Auditor

Ichiro Nakaji (Seal)
Senior Corporate Auditor

Katsuo Yamada (Seal)
Corporate Auditor

Naoki Mizutani (Seal)
Corporate Auditor

Note: Yoshiro Kitano, Katsuo Yamada and Naoki Mizutani are outside corporate auditors as provided in Paragraph 1 of Article 18 of "The Law concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations."

(Summary translation)
File No. 82-2544

[Reference Material for Exercise of Voting]

1. Number of voting rights owned by shareholders who are entitled to vote ······ 1,335,291 units

2. The proposals and reference materials

Proposal No.1: To approve the proposed appropriation of profit with respect to the 64th fiscal period

It is proposed that the appropriation of profits shall be made as shown in detail on Page 15.

With respect to the year-end dividend, it is the Company's basic policy to maintain stable distribution of profits to shareholders. It is proposed that a cash distribution shall be made at the rate of 70 yen per share. With the interim dividend of 70 yen per share, the aggregate annual dividends will total 140 yen per share.

Proposal No.2: To amend partly the Articles of Incorporation

1. Reasons for the Amendments

Since the "Law for revising part of the Special Exceptions to the Commercial Code concerning Audit, etc., of Kabushiki-kaisha" (2003 Law N0.132) came into force under the date of September 25, 2003, to allow of the purchase of its own shares, pursuant to a resolution of the Board of Directors, if authorized by the Articles of Incorporation, it is proposed, in order to carry out mobile capital policies to cope with the ever- changing business environment, for new provisions of Article 6 (Purchase of Own Shares) need to be enacted newly.

The above alteration necessitates moving down the article numbers.

2. Contents of Amendments

Parts of the original Articles of Incorporation are to be changed as follows:

(altered sections are indicated by underling)

Current Article	Proposed Amendments
(Newly introduced as shown on the rights)	<u>(Purchase of Own Shares)</u> <u>Article 6. Conforming to the provisions of the Commercial Code Article 211. 3. Provision 1. No.2 the Company is allowed to purchase its own shares pursuant to a resolution of Board of Directors.</u>
Article <u>6</u> ~ Article <u>35</u> (the provisions are omitted)	Article <u>7</u> ~ Article <u>36</u> (as Original)

Proposal No. 3: To elect twelve directors

At the close of this Annual General Meeting of Shareholders, all (13), Atsushi Asada, Satoru Iwata, Yoshihiro Mori, Shinji Hatano, Genyo Takeda, Shigeru Miyamoto, Masaharu Matsumoto, Nobuo Nagai, Eiichi Suzuki, Akira Iijima, Kazuo Kawahara, Tatsumi Kimishima and Hiroshi Yamauchi, directors' terms of office expire. And the Corporation asks for approval to elect twelve directors.

The candidates are as follows:

	Name
1	Atsushi Asada
2	Satoru Iwata
3	Yoshihiro Mori
4	Shinji Hatano
5	Genyo Takeda
6	Shigeru Miyamoto
7	Masaharu Matsumoto
8	Nobuo Nagai
9	Eiichi Suzuki
10	Kazuo Kawahara
11	Tatsumi Kimishima
12	Hiroshi Yamauchi

Note: No Conflicting interest exists between the Corporation and any above candidates.

Proposal No. 4: To elect two corporate auditors

At the close of this Annual General Meeting of Shareholders, Takayasu Kojima and Yoshiro Kitano will retire from a corporate auditor on the expiration of term of office and the Corporation ask for approval to elect (2) corporate auditors to fill the vacancies.
The candidates are as follows.
This proposal was approved by board of corporate auditors in advance.

	Name
1	Yoshiro Kitano
2	Minoru Ueda

Notes: 1. No Conflicting interest exists between the Corporation and any above candidates.
2. Yoshiro Kitano is a candidate of outside corporate auditors as provided in Paragraph 1 of Article 18 of "The Law Concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations".

Proposal No. 5: To grant a retirement allowance to a retiring director and an auditor for their meritorious service

It is proposed that a retirement allowance is granted to one retiring director and one auditor, Akira Iijima who will retire as a director at the conclusion of this shareholders meeting and Takayasu Kojima who will retire as an auditor at the conclusion of this shareholders meeting, for their meritorious service within a specified range according to the Corporation's standards. The decision as to the exact amounts to be granted and the time and the method of payment is proposed to be respectively entrusted to Board of Directors and Board of Corporate Auditors.

(Summary translation)
File No. 82-2544

3. CONSOLIDATED BALANCE SHEET (As of March 31, 2004)

Yen in millions

Description	Amount	Description	Amount
Assets		Liabilities	
Current assets:	890,761	Current liabilities:	113,246
Cash & cash equivalents	767,270	Notes and trade accounts payable	57,945
Notes and trade accounts receivable	28,493	Accrued income taxes	11,165
Marketable securities	17,375	Reserve for bonuses	1,712
Inventories	30,955	Other current liabilities	42,423
Deferred income taxes	24,911		
Other current assets	24,784	Non-current liabilities	6,304
Allowance for doubtful accounts	- 3,028		
		Non-current accounts payable	602
Fixed assets:	119,269	Reserve for employee retirement and severance benefits	3,992
(Property, plant & equipment)	(55,084)	Reserve for directors retirement and severance benefits	1,709
Buildings & structures	19,918		
Machinery, equipment & automobiles	1,292		
Furniture & fixtures	1,948	Total liabilities	119,550
Land	31,925		
(Intangible assets)	(245)	Minority interests	232
(Investments & other assets)	(63,939)	Shareholders' equity	
Investments in securities	53,866		
Deferred income taxes	9,189	Capital stock	10,065
Other assets	926	Additional paid-in capital	11,584
Allowance for doubtful accounts	- 43	Retained earnings	964,524
		Unrealized gains on other securities	6,650
		Translation adjustments	- 15,677
		Treasury stock, at cost	- 86,898
		Total shareholders' equity	890,247
Total	1,010,031	Total	1,010,031

(Summary translation)
File No. 82-2544

CONSOLIDATED STATEMENT OF INCOME (Year ended March 31, 2004)

Yen in millions

Description	Amount
Net sales	514,805
Cost of sales	307,233
Gross margin	207,572
Selling, general & administrative expenses	99,888
Operating income	107,683
Other income	11,391
Interest & dividend income	8,999
Other	2,391
Other expenses	68,934
Sales discount	396
Foreign exchange loss	67,876
Other	661
Recurring profit	50,140
Extraordinary income	3,499
Extraordinary losses	674
Income before income taxes	52,965
Provision for income taxes and enterprise tax	12,298
Income taxes deferred	7,393
Minority interests	79
Net income	33,194

CONSOLIDATED STATEMENT OF SURPLUS (Year ended March 31, 2004)

Yen in millions

Description	Amount
(Additional paid-in capital)	
Additonal paid-in capital – Beginning	11,584
Additonal paid in capital – Ending	11,584
(Retained earnings)	
Retained earnings – Beginning	950,262
Total increase	33,194
Total decrease	18,932
Retained earnings – Ending	964,524

(Summary translation)
File No. 82-2544

SUMMARY OF CONSOLIDATED STATEMENT OF CASH FLOWS
(Year ended March 31, 2004)

Yen in millions

Description	Amount
Cash flows from operating activities	120,072
Cash flows from investing activities	- 67,025
Cash flows from financing activities	- 24,088
Effect of exchange rate changes on cash and cash equivalents	- 57,444
Cash and cash equivalents – Beginning	748,600
Cash and cash equivalents – Ending	720,114